Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

All YieldStreet Prism Fund Emails (email dates are subject to change)

Email 1: Day 1

Subject Line: Coming Soon: YieldStreet presents you with a novel investment opportunity.



We're excited to announce that YieldStreet is teaming up with one of the industry's preeminent investing firms to bring you a new investment fund.

Launching X.

 To invest, you need a completed account set-up, but you're missing [a | some] step[s].
Click here to complete.
OR
Funded YieldStreet Wallets are granted an early access window. Click here to transfer funds.
OR
Want to receive SMS notifications about this fund? Click here to opt in.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party

Email 2: [Founder Letter](#) Day 3

Subject Line:YieldStreet and BlackRock® announce the YieldStreet Prism Fund



Dear NAME,

At YieldStreet, we've worked hard to continually bring you novel investment opportunities such as [Marine Finance](#), [Art Finance](#), and [Short Term Notes](#). These opportunities have provided you with the potential to innovate and expand the way you generate wealth. We've always planned to go further and offer a multi-asset product to help you fast-track your current alternative portfolio. Enter the **YieldStreet Prism Fund**—the first product in a new fund category for YieldStreet.

WHAT IS THE YIELDSTREET PRISM FUND?
Think of this fund as your portfolio builder, giving you access to curated assets. You make one allocation spread across multiple sectors and asset classes that will provide your portfolio with the potential for *immediate* diversification.*

ACCESS: GETTING YOU TO THE NEXT LEVEL

Historically, only institutions had access to an investment strategy like this. But as an investor-first company, we believe all investors, you included, deserve access. It's YieldStreet's founding principle and the reason our team does what they do.

PARTNERSHIP

To deliver this product, we're thrilled to announce a partnership with **BlackRock®**—a preeminent firm and the world's largest asset manager with over $7T in assets. Part of the fund will be managed by BlackRock's Global Fixed Income group, which will curate a range of investments from BlackRock's portfolio. Previously, access to this team and their investment strategy was only available to institutions—making access to this product unprecedented for individual investors. The YieldStreet Prism Fund is just the first of what we hope to be many joint fund opportunities with YieldStreet and BlackRock.

HOW DOES IT WORK?

The Fund will be managed by both BlackRock® and YieldStreet—BlackRock, in the liquid space across multiple sectors (such as asset-backed securities, high yield corporates, commercial mortgages, and emerging markets exposure, among others), and YieldStreet, in the illiquid space across multiple asset classes. The asset allocation for the fund overall will be focused on income generation. This is intended to provide a seamless and immediate way to potentially diversify your YieldStreet portfolio.* Available exclusively through YieldStreet, the YieldStreet Prism Fund is a novel product where illiquid alternatives (YieldStreet) are married with liquid assets (BlackRock).

Slated to launch X, keep an eye out for more details in the coming days. In the meantime, make sure your account is fully set up and you've funded your YieldStreet Wallet.

Signature

Have questions? Reach out to the YieldStreet Team at investments@yieldstreetprismfund.com.

CTA: Show Me More

* The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

 To invest, you need a completed account set-up, but you're missing [a | some] step[s]. Click here to complete.
OR
Funded YieldStreet Wallets are granted an early access window. Click here to transfer funds.
OR
Want to receive SMS notifications about this fund? Click here to opt in.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

Email 3: Educational Send Day 8

Subject Line: What is the YieldStreet Prism Fund?



 To invest, you need a completed account set-up, but you're missing [a | some] step[s]. Click here to complete.
OR
Funded YieldStreet Wallets are granted an early access window. Click here to transfer funds.
OR
Want to receive SMS notifications about this fund? Click here to opt in.

The YieldStreet Prism Fund launches in less than X weeks. To make sure you're prepared, we created this three-minute video to tell you everything you need to know about this highly-curated portfolio builder.

Questions? Contact us! We're looking forward to helping you make your first YieldStreet Prism Fund investment.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

<p style="text-align:center">What is the YieldStreet Prism Fund</p>

ACTUAL TRANSCRIPT OF VIDEO

(Milind)



Hi, I'm Milind Mehere, and I'm Michael Weisz and we are the founders of YieldStreet. We're excited to announce a new product category starting with the Prism Fund, a multi-asset solution designed to help diversify your portfolio.

We founded YieldStreet because we believe that access to and distribution of institutional quality investments is fundamentally broken. As an investor-first company, we've always wanted to go a step further. That's why we're so excited to partner with the world's foremost money manager, BlackRock and offer the Prism Fund. As we believe it is a unique, first-of-its-kind offering hitting the market.



If you only have limited dollars to invest, your current choice is 1 or 2 investments on YieldStreet. With this product, you gain access to diversified investments curated by YieldStreet and BlackRock with a single allocation.

Dividends will be paid out quarterly and after the first 12 months, investors will have the option for liquidity. Think of this fund as your portfolio accelerator, allowing you to invest once and *immediately* diversify. Taking your portfolio to the next level.



(Michael)

To select BlackRock as our subadvisor, we issued an RFP to several industry titans who have deep expertise and world-class teams focused on Liquid Alternatives, and have also managed over a hundred billion dollars.

Our desire was to create a product that our investors would typically not have access to, with a management strategy that is usually inaccessible to retail investors. There also needed to be a synergistic collaboration with YieldStreet's illiquid securities, the investments you've become accustomed to on our platform.

We chose BlackRock, not only because they are the larger asset managers with over six trillion dollars under management but also because of their deep global presence that they intend to utilize to source investment opportunities globally for the Prism Fund.



BlackRock
GLOBAL PRESENCE

(Milind)

So if you're interested in learning more about the Prism Fund, we've created extensive resources for you to that dive into *exactly* what you should know and expect about this exciting new product. We hope that this will take you to the next level.

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.
Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.
Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

Email 4: Educational Send Day 10

Subject Line: BlackRock® and YieldStreet: What we believe makes this partnership great



 To invest, you need a completed account set-up, but you're missing [a | some] step[s].
Click here to complete.
OR
Funded YieldStreet Wallets are granted an early access window. Click here to transfer funds.
OR
Want to receive SMS notifications about this fund? Click here to opt in.

Partnering with our Sub-Adviser BlackRock®

No matter your investing experience, you've likely heard of BlackRock—the world's largest asset manager. Combine BlackRock's experience and YieldStreet's savviness for disrupting the alternative investment space, and investors like you will soon have access to what we believe is a first-of-its-kind investment opportunity.

Watch Rick Rieder, CIO and Co-Head of Global Fixed Income at BlackRock, and YieldStreet Co-Founders Michael Weisz and Milind Mehere for a behind-the-scenes video about what makes this partnership so special.

Watch BlackRock and YieldStreet

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The YieldStreet Prism Fund & BlackRock's Partnership

ACTUAL TRANSCRIPT OF VIDEO:



YIELDSTREET

Rick Rieder
Blackrock CIO and Co-Head of Global Fixed Income
Milind Mehere
Founder & CEO
Michael Weisz
Founder & President

(YS - MILIND)

Hi, I'm Milind Mehere, he's Michael Weisz and we're the founders of YieldStreet. We are honored and excited to be joined by Rick Rieder, who is the Chief Investment Officer and co-head of BlackRock's Global Fixed Income platform.

We have recently announced the Prism Fund, a new diversified fund, first of its class to YieldStreet. To deliver this product to our investors, we are partnered with one of the world's largest asset managers, BlackRock. For investors, this fund is designed to act as, what we would call, a portfolio accelerator, where you're given access to curated assets all at once. This unique investment allows you to make one allocation that provides access to multiple investments that helps provide immediate diversification to any portfolio.



(YS - MICHAEL)
We're thrilled to announce this partnership and couldn't think of a better partner for YieldStreet than BlackRock.

The Prism Fund will leverage the full power of BlackRock's global fixed income platform with a multi-sector investment team, led by Rick. The BlackRock team will have the flexibility to include various sectors across all geographies, in an effort to identify the best investment opportunities globally for the Prism Fund.

The missions of YieldStreet and BlackRock align closely and are focused on providing new ways for investors to generate income.

YieldStreet's partnership with BlackRock's Global Fixed Income group allows our investors access to investment strategies that previously was unavailable to retail investors.

Rick, thanks again for joining us. It would be great for our investors to hear directly from you why BlackRock, and your team specifically, is excited about our partnership.

(BR - Rick)



Thanks, thanks for having me. I echo your sentiment. Our missions are closely aligned. Finding unique and innovative ways for investors to build wealth is integral to what we all strive for.

What's really exciting to me is how the collaboration between our two teams is driving some tremendous innovation in the space.

On one end you have BlackRock. My team has access to institutional-quality investments around the world and curates billions of assets across multiple sectors and geographies.

Then, on the other side, you have YieldStreet, a company that's disrupted the alternative investment space and allowed its investors to expand their portfolios through asset-based investments.

Our companies are different in terms of the roles they play for investors, but they're also each unique to the financial services industry. This partnership—is a collaboration, really—combines the access of BlackRock with the efficiencies of YieldStreet.

So my team is thrilled to lend the expertise of our Global Fixed Income group to YieldStreet investors. We're excited to leverage the power of YieldStreet's extensive audience and we're enthusiastic to be part of a partnership that creates new ways for individuals to generate income.

(YS - Michael)

Thank you so much for joining us, Rick. We're really honored that you're here. We're excited about this partnership

We're excited about this partnership and believe that together we can help investors each reach their next level of financial health.

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

Email 5: Educational Send Day 15

Subject Line: How can the YieldStreet Prism Fund help my portfolio?



 To invest, you need a completed account set-up, but you're missing [a | some] step[s].
Click here to complete.
OR
Funded YieldStreet Wallets are granted an early access window. Click here to transfer funds.
OR
Want to receive SMS notifications about this fund? Click here to opt in.

Why Does Diversification Matter?

We're excited to offer the YieldStreet Prism Fund as your portfolio builder. But why does that matter?

Just having a variety of investments isn't enough to create a diversified portfolio for you as an investor. Many investments, at their core, are more similar than you might think. Are you creating a truly diversified portfolio? Let's take a closer look.

Dive into Diversification

For the avoidance of doubt, the YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

Email 6: Educational Send Day 17

Subject Line: How do I prepare to invest in the YieldStreet Prism Fund?



 Warning: Today is the last day to request a spot in the YieldStreet Prism Fund. To do this, please transfer funds so you can invest as soon as the offering launches. Click here to complete.

We're just X days away from launching the YieldStreet Prism Fund. We're excited to help you make your first investment in this brand new category!

To help you prepare, we've outlined everything you'll need to know to make your first investment—plus details on what to expect.

Ready to jump in?

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

Email 7: Teaser Day 21

Subject Line: Launching Tomorrow: the YieldStreet Prism Fund



Build your alternative portfolio with the YieldStreet Prism Fund. Invest once and diversify.[1]

This Fund will be managed by YieldStreet, in partnership with BlackRock® as our sub-adviser, expanding your access to unique alternative investments. The Fund will include BlackRock's curated portfolio of multi-asset liquid investments utilizing an investment strategy typically reserved for institutional clients, alongside select YieldStreet illiquid assets. When you purchase shares in the YieldStreet Prism Fund, subject to the discretion of the Fund's board of directors and Fund performance, you can expect to receive quarterly distributions.

A highly-curated investment like this has never been directly available to individual investors like you. Join us on this exciting journey!

Explore the Offering Page

Distribution Rate	Minimum	Fund Termination Date
7%[3]	$20,000	The Fund's termination date is 48 months, with the potential for an additional 12 month liquidation period.[2]

[1] The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

[2] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[3] Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

Email 8: Launch Day 22

Subject Line: Launching Soon: the YieldStreet Prism Fund

[COUNTDOWN TIMER]



Build your alternative portfolio with the YieldStreet Prism Fund. Invest once and build your portfolio.

This Fund will be managed by YieldStreet in partnership with BlackRock®, as our sub-adviser, expanding your access to unique alternative investments. The Fund will include BlackRock's curated portfolio of liquid alternative investments utilizing an investment strategy typically reserved for institutional clients, alongside selected YieldStreet illiquid assets. Purchase shares in the YieldStreet Prism Fund and, subject to the discretion of the Fund's board of directors and Fund performance, you can expect to receive quarterly distribution payments.

A highly-curated investment like this has never been directly available to individual investors like you. Join us on this exciting journey!

Invest
Now

Distribution Rate	Minimum	Fund Termination Date
7%[3]	$20,000	The potential option for limited liquidity within approximately 15 months after investments go active[1]
		The Fund's termination date is 48 months, with the potential for an additional 12 month liquidation period.[2]

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

[1]The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.

[2] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[3] Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share.